

05044069

SECU... ...ISSION
Washington, D.C. 20549

AM 9-12-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
L.B. Fisher & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17300 Dallas North Parkway, Suite 3050
(No. and Street)

Dallas, Texas 75248
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
L.B. Fisher, Jr. (972) 733-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vink Teague & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

5550 LBJ Freeway, Suite 650 (Address) Dallas (City) Texas (State) 75240-6217 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, L.B. Fisher, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.B. Fisher & Company, as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


ADRIANA G. GARCIA
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
01-13-2007

Signature

President

Title

Adriana G. Garcia

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



VINK TEAGUE & ASSOCIATES
A Professional Corporation

Certified Public Accountants & Management Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
L. B. Fisher & Company

We have audited the accompanying statements of financial condition of L. B. Fisher & Company as of June 30, 2005 and 2004 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L. B. Fisher & Company as of June 30, 2005 and 2004 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vink Teague & Associates

Dallas, Texas
August 8, 2005

L. B. Fisher & Company

STATEMENTS OF FINANCIAL CONDITION

	June 30, 2005	June 30, 2004
Cash	$ 16,902	$ 31,101
Deposit with clearing organization	50,000	50,000
Receivable from brokers and dealers	15,273	20,734
Marketable securities owned, at market value (Note B)	221,786	225,479
Other investments (Note C)	5,025	10,050
Receivable from shareholders	1,300	1,368
Income tax receivable (Note E)	700	700
Property and equipment, net of accumulated depreciation of $129,950 and $129,009 in 2005 and 2004, respectively	3,325	2,052
Deferred income taxes (Note E)	8,505	8,443
Other	14,578	9,268
	$ 337,394	$ 359,195

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
Account payable	$ 1,591	$ -
Deferred income taxes (Note E)	1,804	3,542
Commitments (Note H)	-	-
Shareholders' equity (Note G):		
Common stock, $1 par value; authorized - 500,000 shares; 8,500 shares issued and outstanding	8,500	8,500
Capital in excess of par value	86,512	86,512
Retained earnings	238,987	260,641
	333,999	355,653
	$ 337,394	$ 359,195

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF OPERATIONS

	Year Ended June 30,	
	2005	2004
REVENUES:		
Commissions	$269,969	$371,214
Interest	51,980	30,607
Dividends	3,378	1,828
Net dealer inventory and investment gains	170,037	119,775
Other	29,778	27,950
	525,142	551,374
EXPENSES:		
Employee compensation and benefits	328,051	353,620
Floor brokerage and clearance fees	55,343	79,120
Other operating expenses	96,123	90,581
Pension and profit sharing contributions (Note D)	67,000	28,200
Interest	379	390
	546,896	551,911
Loss before income tax benefit	21,754	537
INCOME TAX (BENEFIT) EXPENSE (Note E)	(1,800)	850
Net loss	$ 19,954	$ 1,387

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended June 30, 2005 and 2004

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Total
	No. Shares	Par Value			
BALANCE AT JULY 1, 2003	8,500	$ 8,500	$86,512	$ 263,728	$ 358,740
Distributions paid to shareholders	-	-	-	(1,700)	(1,700)
Net loss	-	-	-	(1,387)	(1,387)
BALANCE AT JUNE 30, 2004	8,500	8,500	86,512	260,641	355,653
Distributions paid to shareholders	-	-	-	(1,700)	(1,700)
Net loss	-	-	-	(19,954)	(19,954)
BALANCE AT JUNE 30, 2005	8,500	$ 8,500	$86,512	$ 238,987	$ 333,999

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF CASH FLOWS

	Year Ended June 30,	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (19,954)	$ (1,387)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	942	3,355
Increase in accounts payable	1,591	-
Decrease in receivable from brokers and dealers	5,460	767
Decrease (increase) in receivable from shareholders	68	(83)
Decrease (increase) in marketable securities owned	3,693	(176,424)
Decrease in nonmarketable securities owned	5,025	5,025
(Decrease) increase in securities sold, but not yet purchased	-	(57,033)
Increase (decrease) in deferred income taxes	(1,800)	850
Decrease in income tax receivable	-	3,021
Increase in prepaid expenses	(5,310)	(1,531)
	9,669	(222,053)
Net cash used in operating activities	(10,285)	(223,440)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of equipment	(2,214)	(2,111)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions paid to shareholders	(1,700)	(1,700)
NET DECREASE IN CASH	(14,199)	(227,251)
CASH AT BEGINNING OF YEAR	31,101	258,352
CASH AT END OF YEAR	$ 16,902	$ 31,101
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 379	$ 389
Cash paid during the year for income taxes	$ -	$ -

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the years ended June 30, 2005 and 2004, warrants to purchase shares of an unaffiliated company with a cost of $5,025 expired (Note C).

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

This summary of significant accounting policies of L. B. Fisher & Company (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements.

History and Business Activity

The Company was organized on August 26, 1976 as a fully disclosed broker-dealer, serving clients primarily in Texas.

Basis of Accounting

The Company records all securities transactions on a trade date basis.

Marketable Securities

Marketable securities are valued at market value. Additionally, transactions in marketable securities are considered operating activities, and purchases and sales of such securities are shown net in the statements of cash flows.

Other Investments

Other investments consist of warrants to purchase stock of an unrelated corporation. The warrants are stated at cost, which approximates net realizable value.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at June 30, 2005 or 2004.

Income Taxes

Deferred income taxes are provided on temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, primarily recognition of revenues and expenses on a cash basis and reporting trading and investment securities at cost for tax purposes. The deferred income tax assets and liabilities represent the future tax consequences of these differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. These deferred taxes are measured by applying currently enacted tax laws.

Property and Equipment

Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives:

	Years
Furniture and equipment	3-7
Automobiles	5

NOTE A - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as incurred. The Company had no advertising expense for the years ended June 30, 2005 and 2004.

Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company's financial instruments subject to concentrations of credit risk consist primarily of its cash, marketable securities and receivables from brokers and dealers. The cash is placed in federally insured financial institutions or with brokerage houses. The marketable securities are held for the Company's account at a brokerage house that is regulated by the rules and regulations of the Securities and Exchange Commission and other regulatory bodies. The receivables from the brokerage houses are routinely assessed for collectibility and for the brokerage houses' financial strength.

The Company's off-balance-sheet risk consists of securities that are sold, but not yet purchased. The securities, to be purchased at a future date, are valued at market prices with gains or losses recognized currently. At June 30, 2005 and 2004, the Company had no securities sold, but not yet purchased.

Reclassifications

Certain reclassifications have been made to the financial statements at June 30, 2004 and for the year then ended to conform to the June 30, 2005 presentation.

NOTE B - MARKETABLE SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Marketable securities owned and marketable securities sold, but not yet purchased, consist of trading and investment securities at quoted market values on national exchanges as follows:

	June 30,	
	2005	2004
Owned		
Corporate stocks - marketable	$221,786	$225,479
Sold, But Not Yet Purchased		
Corporate stocks - marketable	$ -	$ -

NOTE C - OTHER INVESTMENTS

Other investments of $5,025 and $10,050 at June 30, 2005 and 2004, respectively, consist of series of warrants which entitle the Company to purchase 1,200 and 300 shares of another corporation. At June 30, 2005, the warrants are exercisable as follows:

Maximum number of Shares Subject to Exercise	Exercisable On or After	Void After	Exercise Price Per Share
1,200	June 28, 2005	June 27, 2006	$16.00
300	June 28, 2005	June 27, 2006	$16.00

Warrants for 1500 shares which were exercisable on or after June 28, 2004 at $15 per share expired June 27, 2005.

NOTE D - PENSION AND PROFIT SHARING PLANS

The Company has a defined contribution profit sharing trust, which covers all of its employees. The profit sharing contributions for the year ended June 30, 2005 was $40,200. There was no profit sharing contribution to the plan for year ended June 30, 2004. Contributions to the plan are determined at the discretion of the Board of Directors. All contributions are fully vested.

The Company's money purchase pension plan covers all of its employees. Required contributions to the plan are limited to 10% of each employee's annual salary, and were $26,800 and $28,200 for the years ended June 30, 2005 and 2004, respectively. All participants are fully vested in the plan.

The contributions to the plans are limited by the maximum contribution deductible for federal income tax purposes.

NOTE E - INCOME TAXES

The Company recognizes deferred taxes on "temporary differences" between the financial statement carrying amounts and the tax basis of existing assets and liabilities by applying enacted statutory tax rates applicable to future years to the temporary differences. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

L. B. Fisher & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

June 30, 2005 and 2004

NOTE E - INCOME TAXES - CONTINUED

A reconciliation of income tax (benefit) expense computed at the statutory rate and income tax expense (benefit) is as follows:

	Year Ended June 30,	
	2005	2004
Income tax benefit, at statutory rate	$(6,751)	$(182)
State tax benefit	(366)	(103)
Tax-exempt revenue	(355)	(192)
Non-deductible expenses	1,890	1226
Differential in statutory and actual rate	3,772	101
	$(1,800)	$ 850

Income tax (benefit) expense consists of the following:

	Year Ended June 30,	
	2005	2004
Current tax payable:		
Federal	$ -	$ -
State	-	-
	-	-
Deferred tax (benefit) expense:		
Federal	(1,371)	944
State	(429)	(94)
	(1,800)	850
	$(1,800)	$850

At June 30, 2005, the Company had a net operating loss carryforward of approximately $34,600 for federal income tax purposes, with approximately $900 expiring in 2020, $7,400 expiring in 2023 and $26,300 expiring in 2025. For state income tax purposes, net operating losses approximate $42,000, with approximately $9,500 expiring in 2006, $6,400 expiring in 2008 and approximately $26,100 expiring in 2010.

For the years ended June 30, 2005 and 2004, deferred income tax (benefit) expense results from changes in the amounts of temporary differences in the recognition of assets and liabilities for income tax and financial reporting purposes. The sources of the temporary differences and the tax effects of each are as follows:

	Year Ended June 30,	
	2005	2004
Deferred tax assets:		
Depreciation	$ 6,592	$ 7,338
Marketable securities	-	1,196
Account payable	310	-
Net operating loss carryforward	5,321	2,206
	12,223	10,740
Deferred tax liabilities:		
Accounts receivable	3,170	4,003
Prepaid expenses	2,352	1,836
	5,522	5,839
Net deferred tax asset	$ 6,701	$ 4,901

NOTE F - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to claims of general creditors at June 30, 2005 and 2004, or at any time during the years then ended.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At June 30, 2005 and 2004, the Company had net capital of $267,347 and $279,353, respectively, which was $167,347 and $179,353, respectively, in excess of its required capital of $100,000. At June 30, 2005 and 2004, the Company had $1,591 and $0, respectively, of aggregate indebtedness, as defined, thereby complying with the required net capital ratio.

NOTE H - COMMITMENTS

The Company leases its office space under a noncancelable operating lease. Future minimum payments under the noncancelable operating lease are as follows:

Year Ended June 30,	
2006	$21,214
2007	18,639
2008	18,639
2009	13,979
	$72,471

During the year ended June 30, 2005 and 2004, rent expense was $23,554 and $23,054, respectively.

NOTE I - RELATED PARTY TRANSACTIONS

During the years ended June 30, 2005 and 2004, the Company received from shareholders, an entity controlled by a shareholder and other related entities approximately $3,900 and $4,000, respectively, as payment for administrative and bookkeeping services performed on their behalf. During the years ended June 30, 2005 and 2004, the Company paid approximately $300 and $800, respectively, to a related entity for administrative services.

NOTE J - MAJOR CUSTOMER INFORMATION

For the year ended June 30, 2005 and 2004, the Company had one customer that accounted for 11.9% and 10.9% of net commissions, respectively.

SUPPLEMENTAL INFORMATION

SCHEDULE 1

L. B. Fisher & Company

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2005

Aggregate indebtedness -	
Total liabilities	$ 3,395
Exclusions from aggregate indebtedness pursuant to Rule 15c3-1:	
Deferred income taxes	1,804
Total aggregate indebtedness	$ 1,591
Net capital -	
Total shareholders' equity	$ 333,999
Adjustments to net capital pursuant to Rule 15c3-1:	
Total nonallowable assets	32,733
Haircuts on securities: stocks and options	33,268
Undue concentration	651
Net capital	$ 267,347
Net capital requirement equal to the greater of 6-2/3% of aggregate indebtedness or $100,000	$ 100,000
Excess net capital	$ 167,347
Ratio of aggregate indebtedness to net capital	0.006 to 1

Reconciliation pursuant to Rule 17a-5(d)(4)

Net capital as previously reported (unaudited X-17A-5)	$ 269,777
Net audit adjustments	(2,430)
Net capital, as reported herein	$ 267,347
Aggregate indebtedness as previously reported (unaudited X-17A-5)	$ -
Net audit adjustment	1,591
Aggregate indebtness, as reported herein	$ 1,591

The independent auditors' report should be read in connection with this supplemental information.

L. B. Fisher & Company

SCHEDULE 2

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2005

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision k2(i) and (ii).

The independent auditors' report should be read in connection with this supplemental information.

L.B. FISHER & COMPANY

INDEPENDENT AUDITOR'S REPORT

ON

INTERNAL CONTROL

June 30, 2005



VINK TEAGUE & ASSOCIATES
A Professional Corporation

Certified Public Accountants & Management Consultants

Board of Directors and Shareholders
L. B. Fisher & Company

In planning and performing our audit of the financial statements of L. B. Fisher & Company (the Company) for the year ended June 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by L. B. Fisher & Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.



Dallas, Texas
August 8, 2005